

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 5, 2017

Todd H. Siegel
Chief Executive Officer
Affinion Group, Inc.
6 High Ridge Park
Stamford, CT 06905

Re: **Affinion Group, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 10, 2016
Form 8-K
Furnished on October 27, 2016
File No. 333-133895

Dear Mr. Siegel:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished on October 27, 2016

1. We note several instances where you appear to present a non-GAAP measure that precedes the most directly comparable GAAP measure without presenting the comparable GAAP measure. This is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

2. We note your fiscal 2016 Adjusted EBITDA guidance of $230 million to $245 million assuming 2015 year-end foreign exchange rates. It appears that you have excluded a quantitative reconciliation for the forward-looking non-GAAP measure in reliance on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B) without disclosing that fact and

identifying the information that is unavailable. This is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services